UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2026
Commission File Number: 001-41912
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Ferrovial N.V.
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Gustav Mahlerplein 61-63
Symphony Towers, 14th Floor
1082 MS Amsterdam
The Netherlands
Tel: +31 20798 37 02
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE
On May 7, 2026, Ferrovial N.V. (“Ferrovial”) issued a press release announcing an interim scrip dividend, payable in cash or in Ferrovial shares.
A copy of the Ferrovial’s press release is attached hereto as Exhibit 99.1.
EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release issued by Ferrovial N.V. dated May 7, 2026.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Ferrovial N.V.
Date: May 7, 2026
By: /s/ Ernesto López Mozo
Ernesto López Mozo
Chief Financial Officer